SCOTTRADE, INC.

NOTES TO BALANCE SHEET
AS OF SEPTEMBER 30, 2016

1. DESCRIPTION OF BUSINESS

Established in 1980, Scottrade, Inc. (the "Company") provides securities brokerage and investment services to self-directed investors and custodial, trading and support services to independent registered investment advisors. The Company, headquartered in St. Louis, Missouri, has 494 branch offices across the United States and is a wholly owned subsidiary of Scottrade Financial Services, Inc. (the "Parent"). The Company also provides clearing services to Scottrade Investment Management, Inc. ("SIM"), an affiliated Investment Advisor. The Company is subject to regulation by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the various exchanges in which it maintains membership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information — The balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing this balance sheet, management makes use of estimates concerning certain assets and liabilities at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet, and it is possible that such changes could occur in the near term.

Fair Value of Financial Instruments — The Company's financial instruments are reported at fair values, or at carrying amounts that approximate fair values for those instruments with short-term maturities. The carrying amount of the Company's note payable approximates fair value because its fixed rate of interest approximates current rates available to the Company for debt with similar characteristics and maturities.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation with original maturity dates of 90 days or less at the date of purchase.

Securities Segregated — The Company's securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. The Company invests in various debt securities, primarily U.S. government securities and bonds issued by government agencies and securities purchased under agreements to resell, in order to satisfy certain regulatory requirements (see Note 4). U.S. government securities and bonds issued by government agencies, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the values of these securities could occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Securities Transactions — Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender which are included in receivables from brokers and dealers and clearing organizations (see Note 5). With

respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned which are included in payables to brokers and dealers and clearing organizations (see Note 5). The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company's securities lending transactions are transacted under master agreements with other broker-dealers that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for balance sheet purposes, the Company does not net balances related to securities lending transactions. Consequently, securities loaned and borrowed are presented gross on the Company's balance sheet and included in receivables from brokers and dealers and clearing organizations and payables to brokers and dealers and clearing organizations, respectively.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Securities Purchased Under Agreements to Resell — The Company participates in short-term resale agreements collateralized by U.S. government obligations and U.S. government agency securities. These transactions are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold. It is the Company's policy to have the underlying resale agreement collateral delivered to the Company or deposited in its accounts at its custodian banks. Collateral is valued daily, with additional collateral obtained to ensure full collateralization.

Receivables from/Payables to Customers — Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates consistent with prevailing market rates on similar loans made throughout the industry. Customer receivables are net of an allowance for doubtful accounts that is primarily based on the amount of partially and fully unsecured loan balances. Customer payables and deposits are short-term in nature and pay interest at a fluctuating rate.

Property and Capitalized Software — Property and equipment are carried at cost less accumulated depreciation and amortization. Land is recorded at cost. Depreciation for buildings is provided using the straight-line method over an estimated useful life of 30 or 39 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture and fixtures are depreciated over five years using the straight-line method. Capitalized software costs, including fees paid for services provided to develop the software and costs incurred to obtain the software and licensing fees, are amortized over three to five years. The costs of internally developed software that qualify for capitalization under internal-use software accounting guidance are included in capitalized software.

Income Taxes — The Company operates as a "qualified subchapter S-Corp subsidiary" such that the Company's taxable income or losses and related taxes are the responsibility of the individual stockholders of the Parent. The Company does operate in certain states that do not recognize the S-Corp status, and therefore, records a liability for income taxes for those states. As of September 30, 2016, the liability for income taxes was not material to the balance sheet.

Recent Accounting Standards — In May 2014, the FASB issued Accounting Standards Update No. 2014-09 – ASC 606 - Revenue from Contracts with Customers. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 – ASC 606 - Revenue from Contracts with Customers Deferral of the Effective Date which defers the required adoption of the new standard by the Company until October 1, 2018. The Company is currently evaluating the impact this standard will have on its balance sheet.

In June 2014, the FASB issued Accounting Standards Update No. 2014-11 - Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments will require entities to account for repurchase-to-maturity transactions and linked repurchase financings as secured borrowings, which is consistent with the accounting for other repurchase agreements. The amendments also require new disclosures, including information regarding collateral pledged in securities lending transactions and similar transactions that are accounted for as secured borrowings. The accounting changes and the new disclosures related to collateral pledged in transactions that are accounted for as secured borrowings are effective for the annual period beginning after December 15, 2014. The Company's disclosure in Note 12 reflects the adoption of this amended disclosure guidance.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03 – Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The objective of the new guidance is to simplify the presentation of debt issuance costs. The new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The standard takes effect for financial statements for fiscal years beginning after December 15, 2015. The Company is currently evaluating the impact this standard will have on its balance sheet.

In April 2015, the FASB issued ASU 2015-05, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)", which provides new guidance that clarifies customer's accounting for fees paid in a cloud computing arrangement. Under the new guidance, if a cloud computing arrangement includes a software license, the customer shall account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the cloud computing arrangement does not include a software license, the customer shall account for the arrangement as a service contract. The guidance will become effective for annual periods beginning after December 31, 2015. The Company is currently evaluating the impact this standard will have on its balance sheet.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 – Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment will require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation) to be measured at fair value with changes in fair value recognized in net income. Additionally, the impairment model for equity investments will become a single-step model in which an entity will be required to perform a qualitative assessment each reporting period to identify impairment. When impairment exists, the entity will recognize an impairment loss equal to the difference between the fair value and the carrying amount of the equity investment. The amendment also allows entities that are not public business entities to no longer disclose the fair value of financial instruments that are carried at amortized cost. The accounting changes are effective for fiscal periods beginning after December 15, 2017. The new disclosure updates may be early

adopted and applied to any period in which balance sheets have not been issued. The Company is currently evaluating the impact this standard will have on its balance sheet.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 – Leases. The amendment will require lessees to recognize a right-of-use asset and lease liability for nearly all of their leases (other than leases that meet the definition of a short-term lease). The value of the asset and liability will be based on the present value of lease payments. The amendment also requires certain disclosures, including significant judgments made by management. The accounting changes are effective for fiscal periods beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its balance sheet.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 – Financial Instruments – Credit Losses. The amendment introduces new guidance for recognizing impairment of financial instruments including loans and leases, held-to-maturity debt securities, and loan commitments. The new guidance will require estimating expected credit losses over the remaining life of an instrument or a portfolio of instruments with similar risk characteristics based on relevant information about past events, current conditions and reasonable forecasts. The initial estimate of and the subsequent changes in expected credit losses will be recognized as credit loss expense through current earnings and will be reflected as an allowance for credit losses offsetting the carrying value of the financial instrument(s) on the balance sheet. The accounting changes are effective for fiscal periods beginning after December 15, 2019. The Company is currently evaluating the impact this standard will have on its balance sheet.

3. DEFERRED COMPENSATION PLAN

The Parent has a deferred compensation plan ("the Plan") for certain employees. The Plan calls for yearly amounts to be credited to the Plan based upon pre-tax income of the Parent for each year ending December 31, as defined by the Plan. Employees vest in each year's amount over a three-year period. Employees receive all of the vested amount in cash. As of September 30, 2016, the Company recorded a liability in other liabilities on the balance sheet of $5.4 million relating to the Plan. Additionally, as of September 30, 2016, there was $8.2 million of unrecognized compensation cost related to unvested compensation. This cost is expected to be recognized over a weighted-average period of 1.9 years.

4. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2016, cash of $1.4 billion and U.S. government obligations and U.S. government agency securities with a fair value of $1.6 billion and securities purchased under agreements to resell of $0.6 billion have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2016, consist of the following (dollars in thousands):

	Receivable	Payable
Securities borrowed/loaned	$ 113,760	$ 270,835
Securities failed-to-deliver/receive	2,167	3,729
Receivables from/payables to clearing organizations	9,115	13,046
	$ 125,042	$ 287,610

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2016, the amounts held on deposit at clearing organizations totaled $67.4 million and were comprised of $58.4 million in cash and $9.0 million of U.S. government obligations. These amounts are included in deposits with clearing organizations on the balance sheet.

6. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2016, consists of the following (dollars in thousands):

Land	$ 3,561
Buildings and leasehold improvements	90,077
Equipment	74,216
Software	138,261
Furniture and fixtures	24,285
	330,400
Less accumulated depreciation and amortization	(191,661)
Total	$ 138,739

7. FINANCING ARRANGEMENTS

On April 1, 2004, the Company borrowed $19.7 million in the form of a note payable that will mature on March 1, 2024. The note payable bears a fixed interest rate of 6.18% per annum with principal and interest payments made monthly. The note payable is secured by one of the Company's buildings and represents a sole recourse obligation.

The schedule of principal payments for the periods ending September 30 on the note payable is as follows (dollars in thousands):

2017	$ 1,119
2018	1,190
2019	1,266
2020	1,347
2021	1,432
2022 and after	3,848
Total	$ 10,202

8. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its receivables from customers with customer free credit balances. The Company pays interest on such customer credit balances at tiered rates depending on the balance in the customer account. At September 30, 2016, each tier's interest rate was 0.01%.

The Company from time to time enters into certain financing arrangements in order to manage short-term liquidity risk, such as funding daily net National Securities Clearing Corporation and Depository Trust & Clearing Corporation trading settlement transactions, and related deposit requirements. The Company entered into a Fourth Amendment to the Fourth Amended and Restated Loan Agreement dated February 18, 2016 with a group of banks for revolving credit facilities consisting of an unsecured revolving credit line and a secured revolving credit line (collectively the "Facility"). The Facility provides for unsecured borrowings for a maximum of five days at which time the unsecured loan matures and must be paid down or refinanced with proceeds from a loan under the secured line, for which the Company must pledge sufficient collateral. In accordance with the terms of the Facility, the Company can borrow up to $300 million.

The borrowings under the unsecured revolving credit line bear interest at an annual rate equal to the adjusted daily LIBOR plus 1.30%. Borrowings under the secured revolving credit line bear interest at an annual rate equal to the adjusted daily LIBOR plus 1.20%. As of September 30, 2016, there were no outstanding borrowings under the Facility.

The terms of the Facility require the Company and Parent to comply with certain covenants and conditions, including minimum tangible net worth covenants, a maximum leverage ratio, and minimum excess regulatory capital. The Company and Parent were in compliance with all such covenants and conditions as of and during the year ended September 30, 2016.

In addition to the Facility, the Company maintains separate lines of credit with certain lenders whereby it can borrow up to a maximum of $200 million secured by pledged excess customer securities. These lines of credit are not subject to any facility fees and bear market-based variable interest rates. As of September 30, 2016, there were no outstanding borrowings under these lines of credit.

As disclosed above, at September 30, 2016, the Company had both secured and unsecured lines of credit that provided for available borrowings in the aggregate of up to $500 million. As of September 30, 2016, no borrowings were outstanding.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 5% of such items.

Net Capital (as defined in Rule 15c3-1) and required net capital for Scottrade at September 30, 2016, are presented in the table below (dollars in millions):

	Net Capital	Minimum Required Net Capital	2% of Aggregate Debit Balances	Net Capital in Excess of Required Net Capital
September 30, 2016	$ 265.1	$ 0.25	$ 53.0	$ 212.0

10. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility, which is leased from the Parent's stockholder. Minimum rental commitments under all noncancelable leases and other firm commitments, some of which contain renewal options and escalation clauses, are as follows (dollars in thousands):

Periods Ending September 30	
2017	$ 52,087
2018	40,432
2019	26,522
2020	18,520
2021	15,750
2022 and after	26,928
Total	$ 180,239

Included in the 2017 and 2018 balances above are $2.8 million and $0.1 million, respectively, of equipment leases from Scottrade Bank. These leases were terminated subsequent to September 30, 2016.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and

securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is involved, from time to time, in litigation, examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of legal proceedings, examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material effect on the balance sheet.

The Company has entered into an agreement with a service provider for services to be provided in future fiscal years. The Company is obligated to pay $146.4 million in the event we terminate the agreement.

11. FAIR VALUE MEASUREMENT

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment, which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model, or input used.

The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820: Fair Value Measurements. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

Level 3 — Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what

hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Financial Assets Measured at Fair Value on a Recurring Basis — The following table provides information as of September 30, 2016, about the Company's financial assets measured at fair value on a recurring basis (dollars in thousands):

September 30, 2016	Level 1	Level 2	Level 3	Total
U.S. government obligations and government agencies	$ 362,203	$1,209,617	$ -	$1,571,820
Common stock	635	-	-	635
Money market fund	104	-	-	104
Total	$ 362,942	$1,209,617	$ -	$1,572,559

U.S. government obligations and U.S. government agency securities of $1.6 billion and $9.0 million are included in cash and securities segregated under federal and other regulations and receivables from brokers and dealers and clearing organizations, respectively, on the balance sheet. Common stock and money market funds are included in other assets on the balance sheet.

Level 1 Financial Assets — Level 1 assets are principally comprised of U.S. government obligations with smaller portions invested in marketable equity securities and money market funds. Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 Financial Assets — Level 2 assets are comprised of U.S. government agency securities segregated under federal and other regulations. Securities are priced by outside third party vendors that follow transactions in these asset classes. Evaluations are based on market data that utilize evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information.

Level 3 Financial Assets — The Company maintained no assets that it would classify as Level 3 as of September 30, 2016.

There were no transfers of assets between levels during the year ended September 30, 2016.

Cash and cash equivalents, receivables from/payables to brokers, dealers and clearing organizations, receivables from/payables to customers, other receivables and accounts payable and accrued liabilities are short-term in nature and accordingly are carried at amounts that approximate fair value.

12. OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing, securities lending and securities purchased under agreements to resell activities are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for balance sheet purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of September 30, 2016 (dollars in thousands):

| | Gross Amounts of Recognized Assets and Liabilities | Gross Amounts Offset in the Balance Sheet | Net Amounts Presented in the Balance Sheet | Gross Amounts not Offset in the Balance Sheet | | Net Amount |
				Financial Instruments	Collateral Received	
Assets:						
Securities borrowed [1]	$ 113,760	$ -	$ 113,760	$ (40,456)	$ (71,230)	$ 2,074
Securities purchased under agreements to resell [3]	$ 553,359	$ -	$ 553,359	$ -	$ (553,359)	$ -
Total	$ 667,119	$ -	$ 667,119	$ (40,456)	$ (624,589)	$ 2,074
Liabilities:						
Securities loaned [2]	$ 270,835	$ -	$ 270,835	$ (40,456)	$ (213,889)	$ 16,490
Total	$ 270,835	$ -	$ 270,835	$ (40,456)	$ (213,889)	$ 16,490

[1] Included in receivables from brokers and dealers and clearing organizations on the balance sheet.
[2] Included in payables to brokers and dealers and clearing organizations on the balance sheet.
[3] Included in cash and securities segregated under federal and other regulations on the balance sheet.

Securities purchased under agreements to resell - The Company enters into short-term, usually 90 days or less, collateralized reverse repurchase agreements which could result in losses in the event the counterparty fails to purchase the securities held as collateral and the fair value of the securities declines. To mitigate this risk, the Company requires that the counterparty deliver securities to the Company or its custodian, to be held as collateral, with a fair value in excess of the resale price. The Company also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At September 30, 2016, the fair value of collateral received in connection with reverse repurchase agreements was $563.2 million.

Securities lending - The Company loans client securities temporarily to other brokers in connection with its securities lending activities and receives cash as collateral for the securities loaned. Securities lending transactions have overnight or continuous remaining contractual maturities. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the

loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The fair value of client securities pledged in securities lending transactions to other broker-dealers was $251.8 million at September 30, 2016.

13. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company borrows and loans securities from/to other brokers and dealers on a temporary basis in connection with its brokerage business. The Company receives cash collateral for securities loaned and deposits cash collateral for securities borrowed. In the event a counterparty to these transactions does not return loaned securities or deposited cash, the Company may be exposed to the risk of acquiring (in securities loaned transactions) or selling (in securities borrowed transactions) securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates the risks associated with securities lending and borrowing by requiring credit approvals for counterparties, monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash collateral for securities loaned or return of cash collateral for securities borrowed, as necessary.

The Company participates in securities purchases under agreements to resell transactions. These are short-term resale agreements collateralized by U.S. government obligations and U.S. government agency securities. These transactions could result in losses in the event the counterparty fails to purchase the securities held as collateral and the fair value of the securities declines. To mitigate this risk, the Company requires that the counterparty deliver securities to the Company or its custodian, to be held as collateral, with a fair value in excess of the resale price. The Company also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

At September 30, 2016, excess customer margin securities of $3.4 billion and stock borrowings of $113.8 million were available to the Company to utilize as collateral on various borrowings or for other purposes including securities lending. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation ("OCC") margin requirements and stock loan/hedge program requirements, customer short sales and securities lending transactions totaling $622.1 million and $270.8 million, respectively, at September 30, 2016.

14. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan (the "Plan") covering substantially all employees. Company contributions are made at the discretion of the Company.

15. RELATED-PARTY TRANSACTIONS

As of September 30, 2016, the Company had $14.5 billion on deposit at Scottrade Bank, an affiliate of the Company, on behalf of its customers through the SP.

The Company has receivables and payables from Scottrade Bank related to the movement of customer money on a one day lag. At September 30, 2016, the Company had $0.4 million and $1.7 million in receivables from and payables to Scottrade Bank, respectively. These amounts are included in other assets and other liabilities, respectively, on the Company's balance sheet.

The Company has an intercompany receivable of $2.4 million for expenses paid on behalf of the Parent and affiliated companies as of September 30, 2016, which is included in other assets on the balance sheet.

The Company pays rent to the Parent and Scottrade Bank for certain office space and equipment. The estimated future minimum rental commitments under these leases are $70.5 million as of September 30, 2016. At September 30, 2016, the Company had a collateral deposit of $7.8 million held at Scottrade Bank related to this equipment. The Company may only withdraw funds from this account with the permission of Scottrade Bank. The deposit is included in cash and cash equivalents on the Company's balance sheet.

As of September 30, 2016, officers and directors of the Company had $9.7 million of receivables included in receivables from customers on the balance sheet, which were fully secured margin loans subject to the same terms as Scottrade's customers. As of September 30, 2016, officers and directors of the Company had cash balances of $25.2 million, which are included in payables to customers on the balance sheet.

16. SUBSEQUENT EVENTS

On October 24, 2016, TD Ameritrade Holding Corporation (TD Ameritrade) announced an agreement to acquire the Parent for cash and TD Ameritrade shares valued at $4 billion. The transaction will take place in two concurrent steps. First, TD Bank Group will purchase Scottrade Bank from the Parent for $1.3 billion in cash consideration. Then, immediately following that acquisition, TD Ameritrade will acquire the Parent, including the Company, for $4 billion, or $2.7 billion net of the proceeds from the sale of Scottrade Bank. The TD Ameritrade/ Parent transaction is subject to the TD Bank Group/ Scottrade Bank transaction closing immediately prior as well as receipt of regulatory approvals and satisfaction of other customary closing conditions, and is expected to close in fiscal year 2017.

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